EXHIBIT 99.1

Caledonia to file preliminary economic assessment on chosen approach to develop the Bilboes sulphide gold project

ST HELIER, Jersey, June 03, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that the Company will shortly be filing a preliminary economic assessment in accordance with Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) on SEDAR+ (the “PEA”) for a single-phase development of the Bilboes sulphide gold project (the "Project"). A copy of the PEA, which is entitled “Bilboes Gold Project Preliminary Economic Assessment” with effective date May 30, 2024 prepared by DRA Projects (Pty) Ltd (“DRA”), and reflecting the summary information contained in this announcement, will also be available on the Company’s website at www.caledoniamining.com/investors/technical-reports/. All dollar figures are in U.S. dollars unless otherwise noted.

The PEA reflects the work that has been done by Caledonia and its consultants over the period since the Project was acquired by Caledonia in January 2023. This work focussed on updating the feasibility study in respect of the Project that was prepared by DRA on behalf of the previous owners of the project and which had an effective date of December 15, 2021 (the “Former Feasibility Study”); the work also considered alternative development options for the Project, which included multi-phase development and changes to certain aspects of the Project. The main change to the Project development plan that has been made relates to the proposed construction of the Tailings Storage Facility ("TSF"), which will now be constructed on a modular basis to reduce the initial capital expenditure and therefore improve the economic returns. The revised approach to the TSF constitutes a “significant change” to the Project and requires the preparation of an entirely new technical and economic study. The work that has been carried out to date in respect of the revised approach to the TSF is to the level of a preliminary economic assessment and not to the level of a feasibility study. Due to the significance of the TSF to the overall Project, the entire body of work that has been completed to date is therefore at the level of confidence of a preliminary economic assessment. Over the course of the next 9 months, the Company intends to upgrade the confidence level of the study in respect of the TSF so that the entire body of work on the Project may be classified as a feasibility study which will be published in due course.

The PEA therefore supersedes the Former Feasibility Study.

Highlights of the PEA

The publication of the PEA will follow the Company’s decision to advance the Project to the execution stage in a single-phase development instead of multiple phases. This decision followed an evaluation of different development options, revealing that the single-phase approach is expected to yield superior returns.

  Publication of PEA for a single-phase development of the Project.
  Single-phase development is expected to provide improved cash generation allowing for a lower cost of capital due to enhanced debt financing capacity than phased development alternatives.
  Project to yield approximately 1.5 million ounces of gold (based on measured and indicated mineral resources) over an initial 10-year life of mine at an all-in sustaining cost of $968 per ounce. See below for mineral resource table. (Note that mineral resources are not mineral reserves and have no demonstrated economic viability.)
  Payback period of 1.9 years at a gold price of $1,884 per ounce.
  New single-phase feasibility study commissioned (the “New Feasibility Study”) that is expected to be delivered during the first half of 2025.
  Funding solutions being progressed in tandem with work on the New Feasibility Study.

Summary of the revisions made to the single-phase development plan

The Company incorporated several material revisions to the original single-phase development plan (as set out in the Former Feasibility Study) which include:

  Revised designs for the TSF to incorporate a modular construction approach and reduce upfront capital.
  Revised pit designs to reduce upfront capital.
  A review of the cost of the process plant and infrastructure, in particular sourcing major equipment and steelwork from alternative suppliers to reduce costs.
  Reassessing the phasing of the mine village establishment.
  A review of the operating expenses and general and administrative expenses with the availability of shared resources now that the Project is part of the Caledonia group.

The results of the evaluation confirmed that the single-phase development option, that incorporates rephased capital spending, revised costs and applies updated gold prices is expected to offer more appealing returns than multi-phased development options. This approach is also anticipated to generate cash returns capable of accommodating a lower cost of capital due to an increased debt capacity compared to the multi-phase development options. The Company expects that the single-phase development option will optimise capital allocation and maximise the NPV of the Project compared to the multi-phase development options.

Further work is required on the selected single-phase development option to elevate the confidence level of the PEA towards the New Feasibility Study. DRA has indicated that this work is expected to be completed in the first half of 2025. The main focus of this work relates to the TSF, which is effectively a new undertaking due to the modular construction approach.

The Company believes that a significant proportion of the funding requirement for the single-phase development option may be provided by one or more lenders. The Company will work with its appointed debt adviser to secure an acceptable debt funding package in parallel with the process of preparing the New Feasibility Study.

Summary of economic outcomes in the PEA*:

Total production (m.oz)	1.518
Life of mine (years)	10
Total capital cost ($’m)	403
Peak funding ($’m)	309
NPV (10%) ($’m)	309
IRR (%)	34
AISC ($/oz)	968
Payback (undiscounted) (years)	1.9

Summary of mineral resource estimate in the PEA*:

Base Case Mineral Resources (0.9 g/t Au) Reference Point: in Situ (31 December 2023)
	Classification	Tonnage (Mt)	Au (g/t)	Metal (kg)	Ounces (koz)
Totals	Total Measured	6.128	2.51	15,382	495
	Total Indicated	27.522	2.26	61,446	1,976
	Total Measured and Indicated	33.650	2.30	76,828	2,470
	Total Inferred	9.118	1.99	17,406	560

*based on a 0.9g/t Au Cut-Off Grade

  CIM definitions (May 10, 2014) observed for classification of mineral resources.
  Mineral resources are in situ.
  Block bulk density interpolated from specific gravity measurements taken from core samples.
  Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.
  Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).
  The results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. For the risks in realizing the PEA, please refer to those set out below at “Cautionary Note Concerning Forward-Looking Information”.
  Numbers may not add due to rounding.
  The mineral resource estimate has been depleted to reflect mining up to 31 December 2023.
  Effective Date of mineral resource estimate is 31 December 2023.

Inferred mineral resources have not been included in any economic outcomes in the PEA.

No mineral reserves were declared in the PEA.

Sensitivity analysis in the PEA (NPV (post tax; $’m)):

		Discount Rate
		15%	12.50%	10%	7.50%	5%
Gold Price	$1,500	31	59	94	137	191
	$1,700	116	157	206	267	342
	$1,884	194	246	309	385	480
	$2,000	243	302	373	460	567
	$2,200	327	398	484	588	717
	$2,400	411	494	594	717	867
	$2,600	495	590	705	845	1,016

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“The Board's decision to proceed with the single-phase development option for Bilboes represents a key strategic milestone in our journey to becoming a multi-asset, mid-tier gold producer. Notwithstanding the general inflationary increase in operating costs and capital costs over recent years, the PEA re-confirms that Bilboes is a high-quality mid-scale asset that can generate attractive economic returns. The PEA also confirms that Bilboes has an attractive production profile with the potential to almost triple Caledonia’s production capacity to over 200,000 ounces per annum in combination with production from Blanket Mine.

“The peak funding requirement for the Project is expected to be approximately $309 million, with a sizable proportion funded through debt. The Company and, in the past, Bilboes’ previous owners, have had highly positive engagements with prospective debt providers and we now propose to re-engage with these providers in parallel with the process of preparing the New Feasibility Study.

“To date, 2024 production at Blanket has been robust and the Company remains well positioned to deliver returns to shareholders while expanding our asset portfolio and growing our production profile. I am very excited by the opportunity we have to evolve our business, which we believe will generate significant long term shareholder value.”

Background

Caledonia acquired the Project in January 2023 for 5.12 million consideration shares (28.5% of Caledonia’s fully diluted equity, valued at approximately $65.7 million at the time) and a 1% net smelter royalty.

The main objective was to construct a large, open-pit operation to extract sulphide mineralisation. The Former Feasibility Study in respect of the Project was prepared by the previous owners which targeted mine and processing operations to produce an average of 168,000 ounces of gold per annum over a 10-year life of mine.

Caledonia commissioned an update of the Former Feasibility Study for the sulphide project reflecting the prevailing economic environment for capital and operating costs and a revised gold price outlook. It aimed to identify the most judicious way to commercialise the Project to maximise future shareholder value; this explored the Project potentially being implemented in a single step or on a phased basis over an extended life of mine and is resulting in the publication of the PEA which is expected to be converted into the New Feasibility Study in due course.

Investor webinar

Investors are invited to a Zoom webinar for management to discuss the PEA and the proposed development of Bilboes. The details are as follows:

When: June 6, 2024 02:00 PM London

Topic: Bilboes PEA Investor Call

Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_VkTijABuRNurc_CYsNQWDg

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson / Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR/ IR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are forward-looking information or forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the willingness of lenders and availability of funding to construct the Bilboes project and the generation of a new feasibility study for the project, the planned development of the Bilboes project, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, expectations regarding the mine plan, sustaining capital and value of operations and other statements, shareholder returns, expanding our asset portfolio and information that is based on forecasts and projections of future operational, geological or financial or market results, estimates of amounts not yet determinable and assumptions of management.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest Form 20-F Annual Report and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates referred to in the PEA have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and resource information and economic analysis contained in the PEA may not be comparable to similar information disclosed by U.S. companies under SEC standards.

This news release has been approved by Mr Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, the Company's qualified person as defined in NI 43-101. Mr Sivanesan Subramani (BSc. Hons (Geology), Pri.Sci.Nat) of Caracle Creek International Consulting MINRES (Pty) Ltd, and Mr David Alan Thompson (B-Tech, Pr Cert EngSACMA) and Mr Aveshan Naidoo (BSc Chemical, MBA, PrEng) each of DRA Projects (Pty) Ltd, the qualified persons responsible for the PEA, have also reviewed and approved this news release and the scientific and technical data presented herein. Each of the qualified persons stated above has verified the data disclosed herein, including sampling, analytical and test data by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to their professional judgement. There were no limitations on the verification process.

GLOSSARY

$’m	Millions of U.S. dollars
$/oz	U.S. dollars per ounce
AISC	All in sustaining cost
Au	Gold
Caledonia or the Company	Caledonia Mining Corporation Plc
CIM	Canadian Institute of Mining
DRA	DRA Projects (Pty) Ltd
Former Feasibility Study	Bilboes Gold Project Feasibility Study prepared by DRA with effective date of December 15, 2021 and filed by the Company on SEDAR on July 21, 2022
g/t	Grams per tonne
IRR	Internal rate of return
Kg	Kilogram
koz	Thousand ounces
m.oz	Million gold ounces
MAR	Market Abuse Regulation (EU) No. 596/2014
Mt	Million tonnes
New Feasibility Study	Feasibility study for the Project expected to be delivered during the first half of 2025
NI 43-101	Canada’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects
NPV	Net present value
PEA	Bilboes Gold Project Preliminary Economic Assessment with effective date May 30, 2024 prepared by DRA
Project or Bilboes	Bilboes sulphide gold project
SEDAR+	Canada’s System for Electronic Document Analysis and Retrieval
TSF	Tailings storage facility
U.S. dollars or $	United States dollars, the currency of the United States of America